Neovasc Announces Participation in Noble Capital Markets Virtual Road Show Series

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today announced their participation in Noble Capital Markets' Virtual Road Show Series, presented by Channelchek, scheduled for December 8, 2020.

The virtual road show will feature a corporate presentation from Neovasc President & CEO, Fred Colen, followed by a Q & A session proctored by Noble Biotechnology Research Analyst Ahu Demir, Ph.D., featuring questions submitted by the audience.

The live broadcast of the virtual road show is scheduled for December 8, 2020, at 1 PM EST.  Registration is free, but limited to 100.  Register Here (https://register.gotowebinar.com/register/6180879737355807759).

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

About Noble Capital Markets

Noble Capital Markets, Inc. was incorporated in 1984 as a full-service SEC / FINRA registered broker-dealer, dedicated exclusively to serving underfollowed small / microcap companies through investment banking, wealth management, trading & execution, and equity research activities. Over the past 36 years, Noble has raised billions of dollars for these companies and published more than 45,000 equity research reports. www.noblecapitalmarkets.com email: contact@noblecapitalmarkets.com

About Channelchek

Channelchek (.com) is a comprehensive investor-centric portal - featuring more than 6,000 emerging growth companies - that provides advanced market data, independent research, balanced news, video webcasts, exclusive c-suite interviews, and access to virtual road shows. The site is available to the public at every level without cost or obligation. Research on Channelchek is provided by Noble Capital Markets, Inc., an SEC / FINRA registered broker-dealer since 1984. www.channelchek.com email: contact@channelchek.com

Investors
Mike Cavanaugh
Westwicke/ICR
Phone: +1.646.877.9641
Mike.Cavanaugh@westwicke.com

Media
Sean Leous
Westwicke/ICR
Phone: +1.646.677.1839
Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the expected impact on Reducer revenue generation during the fourth quarter, the Company's ability to build on progress and optimizing the value of its devices, the likelihood of approval under the FDA's decision on the PMA, the expansion of its product range, prospects for regulatory approvals and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.